Xinyuan Real Estate Co., Ltd. Announces Appointment of

Chief Financial Officer

Beijing, June 30, 2014 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced the appointment of Dr. Manbo He as its new chief financial officer, effective June 30, 2014.

Dr. Manbo He joins Xinyuan from Kingold Group, a Guangzhou-based conglomerate where he served as the group’s chief operating officer since 2011. Dr. He has extensive experience in accounting, financial reporting, operations and corporate governance, and has held various executive positions and served on the board of several Chinese conglomerates including Wanda Group, Tiens Group and Holley Group.  Dr. He holds a Bachelor’s Degree in Accounting, an MBA in Finance, and a PhD in Econometrics and is a Certified General Accountant in Canada.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We are delighted that Dr. He has joined our executive management team and believe that his financial experience and leadership are a great fit for Xinyuan during the current stage of our company’s development. Dr. He brings to Xinyuan over twenty years of experience in financial analysis, corporate finance, internal controls, and capital markets experience. We look forward to Dr. He’s contributions as a key member of our executive team as we continue to make progress with the growth of our real estate development initiatives. I’d also like to personally thank Helen Zhang for her excellent work and strong contribution to Xinyuan as interim CFO for the last seven months. Helen will remain as Financial Controller and executive assistant to the CEO of the Company and will continue to play an active role in Xinyuan’s investor relations initiatives.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

For more information, please contact:

In China:

Ms. Helen Zhang

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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